SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Under the Securities Exchange Act of 1934)
 (Amendment No.     )*

Bridge Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

108035106
(CUSIP Number)

Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
Attn: Matthew Lindenbaum

With a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attn: Michael A. Schwartz, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the  Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Capital Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,415,215
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,415,215
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,415,215
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 406,913
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 406,913
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 406,913
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Enhanced Long Short GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 512,228
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 512,228
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,228
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Opportunity Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 298,413
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 298,413
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 298,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Opportunity Fund, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 157,812
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 157,812
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,812
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Enhanced Long Short Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 512,228
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 512,228
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,228
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Financial Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 91,386
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 91,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Financial Fund, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 43,958
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 43,958
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,958
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Financial Long Only Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,114
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,114
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,114
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.10%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person BCM Select Equity I Master, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,797
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.23%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 108035106

1.	Name of Reporting Person Matthew Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 166,722
	8.	Shared Voting Power 1,415,215
	9.	Sole Dispositive Power 166,722
	10.	Shared Dispositive Power 1,415,215
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,581,937
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 108035106

1.	Name of Reporting Person Bennett Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 138,282
	8.	Shared Voting Power 1,415,215
	9.	Sole Dispositive Power 138,282
	10.	Shared Dispositive Power 1,415,215
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,497
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 108035106

1.	Name of Reporting Person Abigail Tambor 2012 Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,202
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 97,202
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,202
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Nathan Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,800
	8.	Shared Voting Power 352,039
	9.	Sole Dispositive Power 15,800
	10.	Shared Dispositive Power 352,039
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person Nathan J Lindenbaum 1995 Children Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,197
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,197
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Naftali Asher Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 65,970
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 65,970
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,970
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Victoria and Benjamin Feder 2012 Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,327
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,327
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,327
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Victoria and Ben Feder’s 1996 Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,875
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Marcel Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,938
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 68,938
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,938
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person Shari A. Lindenbaum 1994 Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Shari A. Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 116,167
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 116,167
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person Ray Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,875
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person Shai Tambor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 184,529
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 184,529
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 184,529
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 108035106

1.	Name of Reporting Person MGS Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 81,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 81,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D
Item 1. Security and Issuer
The name of the issuer is Bridge Bancorp, Inc. (the “Issuer”). This Statement relates to common stock, par value $0.01per share of the Issuer (the “Common Stock”). The principal executive offices of the Company are located at 2200 Montauk Highway, Bridgehampton, New York.
Item 2. Identity and Background
(a) This Schedule 13D is being filed on behalf of:
(i) Basswood Capital Management, L.L.C. (the “Management Company”), Basswood Partners, L.L.C. (“Basswood Partners”) and Basswood Enhanced Long Short GP, LLC (“Basswood Long Short GP”), each a Delaware limited liability company;
(ii) Basswood Opportunity Partners, LP, Basswood Financial Fund, LP, Basswood Enhanced Long Short Fund, LP and Basswood Financial Long Only Fund, LP, each a Delaware limited partnership, and Basswood Opportunity Fund, Inc., Basswood Financial Fund, Inc. and BCM Select Equity I Master, Ltd., each a Cayman Islands Corporation (collectively, the “Funds”);
(iii) Matthew Lindenbaum and Bennett Lindenbaum; and
(iv) Nathan Lindenbaum, Marcel Lindenbaum, Ray Lindenbaum, Shari A. Lindenbaum, Abigail Tambor 2012 Children’s Trust, Nathan J Lindenbaum 1995 Childrens Trust, Naftali Asher Investments LLC, Victoria and Benjamin Feder 2012 Children’s Trust, Victoria and Ben Feder’s 1996 Children Trust, Shari A. Lindenbaum 1994 Children’s Trust, Shai Tambor and MGS Partners, LLC (the “Lindenbaum Reporting Persons”).
The Funds and each of the Lindenbaum Reporting Persons (other than Shari A. Lindenbaum, Ray Lindenbaum and Shai Tambor) directly own Common Stock.  The Management Company is the investment manager or adviser to the Funds and a managed account and may be deemed to have beneficial ownership of the Common Stock directly owned by the Funds and managed account by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Common Stock held by them.  Basswood Partners is the general partner of each of Basswood Financial Fund, LP, Basswood Opportunity Partners, LP and Basswood Financial Long Only Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Funds by virtue of its position as general partner.  Basswood Long Short GP is the general partner of Basswood Enhanced Long Short Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Fund by virtue of its position as general partner.  Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and control the business activities of the Management Company.  Nathan Lindenbaum is the managing member of MGS Partners, LLC as well as a trustee of the Abigail Tambor 2012 Children’s Trust, Victoria & Benjamin Feder 2012 Children’s Trust and the Shari A. Lindenbaum 1994 Children’s Trust.  Shai Tambor is a trustee of the Abigail Tambor 2012 Children’s Trust and Victoria and Ben Feder’s 1996 Chidren’s Trust.  Shari A. Lindenbaum is a trustee of the Nathan J Lindenbaum 1995 Children Trust and a member and the manager of Naftali Asher Investments LLC.  Ray Lindenbaum is a trustee of the Victoria & Ben Feder’s 1996 Children’s Trust.  The Management Company, Basswood Partners, Basswood Long Short GP, the Funds, Matthew  Lindenbaum, Bennett Lindenbaum and the Lindenbaum Reporting Persons are referred to herein as the “Reporting Persons”.
(b) The address of the principal business and principal office of Matthew Lindenbaum, Bennett Lindenbaum, the Funds, the Management Company, Basswood Partners and Basswood Long Short GP is 645 Madison Avenue, 10th Floor, New York, NY 10022. The address of the principal business and principal office of the Lindenbaum Reporting Persons is c/o MGS Partners, LLC, One University Plaza, Suite 407, Hackensack, NJ 07601.
(c) The principal business of the Management Company is to serve as an investment manager or adviser to the Funds and [a managed account], and to control the investing and trading in securities of the Funds and a managed account.  The principal business of each of Basswood Partners and Basswood Long Short GP is to serve as the general partner to the applicable Funds.  The principal business of each of the Funds is the investing and trading in securities.  The principal business of each of Matthew Lindenbaum and Bennett Lindenbaum is to act as the managing member of each of the Management Company, Basswood Partners and Basswood Long Short GP. The principal business of each Lindenbaum Reporting Person is as an investor.

 (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Reporting Persons that is a natural person is a citizen of the United States.
Item 3. Source and Amount of Funds
The Funds (other than Basswood Opportunity Partners, LP and Basswood Opportunity Fund, Inc.) and a managed account expended an aggregate of $23,488,812 in cash (including commissions, if any) from their working capital to acquire the 958,990 shares of Common Stock directly owned by them.  Basswood Opportunity Partners, LP acquired the 298,413 shares of Common Stock directly owned by it upon conversion in the Merger (as defined in Item 4) of its shares of common stock of Community (as defined in Item 4).  Basswood Opportunity Fund, Inc. expended an aggregate of $504,274 in cash (including commissions, if any) from its working capital to acquire 20,839 of the shares of Common Stock directly owned by it and acquired the remaining 136,973 shares of Common Stock directly owned by it upon conversion in the Merger of its shares of common stock of Community.
The Lindenbaum Reporting Persons directly holding shares of Common Stock acquired all such shares upon conversion in the Merger of shares of Common Stock of Community owned by them.
The Funds and managed account generally effect purchases through margin accounts maintained for them with each of J.P Morgan Securities LLC, Morgan Stanley & Co., Goldman Sachs & Co. and BNP Paribus Prime Brokerage, which may extend margin credit to the Funds and managed account as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.
Item 4. Purpose of the Transaction
The Reporting Persons acquired all shares of Common Stock beneficially owned by them for investment purposes.  Such shares were acquired in market transactions and/or upon conversion of shares of the common stock of Community National Bank (“Community”) held by them into shares of Common Stock pursuant to the merger transaction (the “Merger”) in which the Issuer acquired Community.  Prior to the Merger, Matthew Lindenbaum was a director of Community and participated in the discussions between Community and the Issuer leading to the Merger.  The Issuer has reported that the Merger was effective as of the close of business on June 19, 2015.
The Management Company and its representatives, including Matthew Lindenbaum, intend to engage, on an ongoing basis, in a dialogue with board of directors of the Issuer (the “Board”), members of the Board or management of the Issuer or other representatives of the Issuer. The Reporting Persons may also engage the in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, other knowledgeable industry or market observers, or other persons. Subject to the commitments of the Passivity Commitment described below, any dialogue or communications with any of the foregoing persons may relate to matters or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.  Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
The Reporting Persons intend to review their investments in the Common Stock on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets, general economic and industry conditions, and their own circumstances, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

In connection with their application to the Federal Reserve Board under the Change in Bank Control Act for permission to acquire 10% or more and up to 15% of the Common Stock, the Reporting Persons have entered into a certain Passivity Commitment dated April 27, 2015 (the “Passivity Commitment”) in which they have made certain commitments to the Federal Reserve Board in respect of the Issuer and the Common Stock.  If the Reporting Persons seek to acquire in excess of 15% of the Common Stock, the Reporting Persons will be required to make further application to the Federal Reserve Board.  The Passivity Commitment limits the plans or proposals concerning the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D that the Reporting Persons may form in respect of the Issuer and also includes “contracts, arrangements, understandings or relationships” with respect to the Issuer.  Specifically, the Passivity Commitment provides that the Reporting Persons will not, without the prior approval of the Federal Reserve Board or its staff, directly or indirectly:
1)	Exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries;

2)	Have or seek to have more than one representative serve on the Board or the board of directors of any of the Issuer’s subsidiaries;

3)	Permit any representative who serves on the Board or the board of directors of any of the Issuer’s subsidiaries to serve:
a.	as the chairman of any such board;
b.	as the chairman of any committee of any such board;
c.	as a member of any committee of any such board if such representative occupies more than 25% of the seats on the committee;
d.	as a member of any committee that has the authority or practical ability to unilaterally make (or block the making of) policy or other decisions that bind the Board, the Issuer’s management or the board or management of any of the Issuer’s subsidiaries;

4)	Have or seek to have any employee or representative serve as an officer, agent, or employee of the Issuer or any of its subsidiaries;

5)	Take any action that would cause the Issuer or any of its subsidiaries to become a subsidiary of any of the Reporting Persons;

6)	Own, control, or hold with power to vote securities that (when aggregated with securities that the officers and directors of the Reporting Persons own, control, or hold with power to vote) represent 25% or more of any class of voting securities of the Issuer or any of its subsidiaries;

7)	Own or control equity interests that would result in the combined voting and nonvoting equity interests of the Reporting Persons and their officers and directors to equal or exceed 25% of the total equity capital of the Issuer or any of its subsidiaries, except that, if the Reporting Persons and their officers and directors own, hold or have the power to vote less than 15% of the outstanding shares of any classes of voting securities of the Issuer, the Reporting Persons and their officers and directors may own or control equity interests greater than 25%, but in no case more than 33.3%, of the total equity capital of the Issuer or any of its subsidiaries;

8)	Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the Issuer’s management or the Board or the management or board of directors of any of the Issuer’s subsidiaries;

9)	Enter into any agreement with the Issuer or any of its subsidiaries that substantially limits the discretion of the Issuer’s management over major policies and decisions, including, but not limited to, policies or decisions about employing and compensating executive officers; engaging in new business lines; raising additional debt or equity capital; merging or consolidating with another firm; or acquiring, selling, leasing, transferring, or disposing of material assets, subsidiaries, or other entities;

10)	Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Issuer or any of its subsidiaries;

11)	Dispose or threaten to dispose (explicitly or implicitly) of equity interests of the Issuer or any of its subsidiaries in any manner as a condition or inducement of specific action or non-action by the Issuer or any of its subsidiaries; or

12)	Enter into any other banking or nonbanking transactions with the Issuer or any of its subsidiaries, except that the Reporting Persons may establish and maintain deposit accounts with the Issuer, provided that the aggregate balance of all such deposit accounts does not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with the Issuer.
Item 5. Interest in Securities of the Issuer
(a) and (b) As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages of the Common Stock outstanding as set forth on the cover pages to this Schedule 13D.  The beneficial ownership percentages in this Schedule 13D are calculated based upon the sum of  (i) the 11,709,905 shares of Common Stock outstanding as of May 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) for the quarterly period ended March 31, 2015 and filed on May 11, 2015 and (ii) the approximately 5,647,000 shares of Common Stock issued by Issuer in connection with the Merger, as reported in the Issuer’s press release issued on June 22, 2015 and attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 22, 2015.
The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,415,215 shares of Common Stock held directly by the Funds and a managed account.  Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 406,913 shares of Common Stock held directly by Basswood Financial Fund, LP, Basswood Opportunity Partners, LP and Basswood Financial Long Only Fund, LP.  Basswood Long Short GP, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 512,228 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP.  Nathan Lindenbaum has voting and dispositive power over the 81,000 shares of Common Stock held directly by MSG Partners, LLC and the 20,540 shares of Common Stock held directly by the Shari A. Lindenbaum 1994 Children’s Trust.  Nathan Lindenbaum and Shai Tambor share voting and dispositive power over the 97,202 shares of Common Stock held directly by Abigail Tambor 2012 Children’s Trust and the 87,327 shares of Common Stock held directly by the Victoria and Benjamin Feder 2012 Children’s Trust.  Shari A. Lindenbaum has voting and dispositive power over the 50,197 shares of Common Stock held directly by Nathan J Lindenbaum 1995 Children Trust and then 65,970 shares of Common Stock held directly by Naftali Asher Investments LLC. Ray Lindenbaum has voting and dispositive power over the 9,875 shares of Common Stock held directly by the Victoria and Ben Feder’s 1996 Children’s Trust.
By virtue of the relationships among the Basswood Reporting Persons and family relationships among Matthew and Bennett Lindenbaum and the Lindenbaum Reporting Persons, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) thereunder.  Each of the Reporting Persons expressly disclaims voting or investment power with respect to shares of Common Stock beneficially owned by each other Reporting Person, except to the extend otherwise disclosed in this Schedule 13D.
(c) During the past sixty days, the Reporting Persons have effected the trades in the Common Stock that are listed on Annex I hereto, all of which were effected on the Nasdaq Stock Market, LLC.
(d) Other than the Reporting Persons beneficially owning such shares of Common Stock, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As described in Item 4 hereof, the Reporting Persons have entered into the Passivity Commitment pursuant to which they have made certain commitments, some of which constitute contracts, arrangements, understandings or relationships between the Reporting Persons and the Federal Reserve Board with respect to securities of the Issuer.  The information contained in Item 4 hereof with respect to the Passivity Commitment is incorporated herein by reference.
 In addition, Basswood Opportunity Partners, LP, MGS Partners, LLC, Bennett Lindenbaum, Naftali Asher Investments LLC and Nathan Lindenbaum have borrowed, respectively, 76,268 shares, 81,000 shares, 41,080 shares, 59,424 shares and 3,913 shares of Common Stock in connection with short sales and have an obligation to deliver such numbers of shares to the lenders thereof.  The stock loans to effect such sales were arranged by broker dealers in the ordinary course of business. Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.
Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

1)	Joint Filing Agreement dated as of June 29, 2015.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 29, 2015

Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member
Basswood Partners, L.L.C.
By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Enhanced Long Short GP, LLC
By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Opportunity Partners, LP
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Opportunity Fund, Inc.
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Enhanced Long Short Fund, LP
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Financial Fund, LP
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Financial Fund, Inc.
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

Basswood Financial Long Only Fund, LP
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

BCM Select Equity I Master, Ltd.
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum
Name: Bennett Lindenbaum
Title: Managing Member

/s/ Matthew Lindenbaum
Matthew Lindenbaum

/s/ Bennett Lindenbaum
Bennett Lindenbaum

Abigail Tambor 2012 Children’s Trust
By:	/s/ Nathan J. Lindenbaum
Name: Nathan J. Lindenbaum
Title: Trustee

/s/ Nathan Lindenbaum
Nathan Lindenbaum

MGS Partners, LLC
By:	/s/ Nathan Lindenbaum
Name: Nathan Lindenbaum
Title: Managing Member

Nathan J Lindenbaum 1995 Children Trust
By:	/s/ Shari A. Lindenbaum
Name: Shari A. Lindenbaum
Title: Trustee

Naftali Asher Investments LLC
By:	/s/ Shari A. Lindenbaum
Name: Shari A. Lindenbaum
Title: Manager

Victoria and Benjamin Feder 2012 Children’s Trust
By:	/s/ Nathan J. Lindenbaum
Name: Nathan J. Lindenbaum
Title: Trustee
Victoria and Ben Feder’s 1996 Children’s Trust
By:	/s/ Ray Lindenbaum
Name: Ray Lindenbaum
Title: Trustee

/s/ Marcel Lindenbaum
Marcel Lindenbaum

Shari A. Lindenbaum 1994 Children’s Trust
By:	/s/ Nathan J. Lindenbaum
Name: Nathan J. Lindenbaum
Title: Trustee

/s/ Shari A. Lindenbaum
Shari A. Lindenbaum

/s/ Ray Lindenbaum
Ray Lindenbaum

/s/ Shai Tambor
Shai Tambor

Annex I

Fund Name	Trade Date	Shares Purchased (Sold)	Price (Gross)
Basswood Enhanced Long Short Fund, LP	6/19/2015	19,441	25.92
Basswood Enhanced Long Short Fund, LP	6/19/2015	93	26.62
Basswood Enhanced Long Short Fund, LP	6/19/2015	4,424	27.09
Basswood Enhanced Long Short Fund, LP	6/19/2015	18,867	25.92
Basswood Enhanced Long Short Fund, LP	6/19/2015	88	26.62
Basswood Enhanced Long Short Fund, LP	6/19/2015	4,290	27.09
Basswood Enhanced Long Short Fund, LP	6/19/2015	18,867	25.92
Basswood Enhanced Long Short Fund, LP	6/19/2015	88	26.62
Basswood Enhanced Long Short Fund, LP	6/19/2015	4,290	27.09
Basswood Financial Fund, LP	5/1/2015	2,811	25.19
Basswood Financial Fund, LP	6/3/2015	2,800	24.58
Basswood Financial Fund, Inc.	6/3/2015	2,700	24.58
Basswood Financial Fund, Inc.	6/3/2015	300	24.58
Basswood Financial Long Only Fund, LP	6/3/2015	700	24.58
Basswood Financial Long Only Fund, LP	6/3/2015	2,200	24.58
BCM Select Equity I Master, Ltd.	6/19/2015	2,584	25.92
BCM Select Equity I Master, Ltd.	6/19/2015	12	26.62
BCM Select Equity I Master, Ltd.	6/19/2015	587	27.09
Basswood Managed Account	6/3/2015	2,300	24.58
Basswood Managed Account	6/19/2015	4,107	25.92
Basswood Managed Account	6/19/2015	19	26.62
Basswood Managed Account	6/19/2015	934	27.09
Basswood Financial Fund, Inc.	5/1/2015	(534)	25.14
Basswood Financial Fund, Inc.	5/1/2015	(1,062)	25.14
Basswood Financial Fund, Inc.	5/1/2015	(139)	25.14
Basswood Financial Fund, Inc.	5/1/2015	(143)	25.14
Basswood Financial Fund, Inc.	5/1/2015	(158)	25.14
Basswood Financial Fund, Inc.	5/1/2015	(200)	25.14
Basswood Financial Fund, Inc.	5/1/2015	(507)	25.14
Basswood Financial Fund, Inc.	5/1/2015	(48)	25.14
Basswood Financial Fund, Inc.	5/1/2015	(415)	25.14
Basswood Financial Fund, Inc.	5/1/2015	(1,470)	24.98
Basswood Financial Long Only Fund, LP	6/19/2015	(3,226)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(643)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(2,535)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,277)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(18)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(19)	25.88

Basswood Financial Long Only Fund, LP	6/19/2015	(1,158)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(156)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(32)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(418)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(4,285)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,241)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(366)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,932)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(253)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(2,125)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(2,370)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(923)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(182)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,041)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(264)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(717)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(2,390)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,739)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,450)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(331)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(3,306)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(31)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(734)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,896)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(320)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(133)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,548)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(2,075)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(598)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,747)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(2,200)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(23)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(53)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,021)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,289)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(247)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(201)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(1,368)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(6)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(69)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(18)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(140)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(3,190)	25.88
Basswood Financial Long Only Fund, LP	6/19/2015	(11,262)	25.88

Bennett Lindenbaum	4/30/2015	(2,350)	25.23
Bennett Lindenbaum	5/1/2015	(8,000)	24.98
Bennett Lindenbaum	5/1/2015	(5,000)	24.96
Bennett Lindenbaum	5/4/2015	(5,894)	25.21
Bennett Lindenbaum	5/6/2015	(16,207)	24.81
Bennett Lindenbaum	5/8/2015	(3,629)	24.96
Basswood Opportunity Partners, LP	5/5/2015	(2,700)	24.96
Basswood Opportunity Partners, LP	5/6/2015	(8,793)	24.81
MGS Partners, LLC	4/28/2015	(2,100)	25.48
MGS Partners, LLC	4/29/2015	(202)	25.38
MGS Partners, LLC	4/29/2015	(465)	25.36
MGS Partners, LLC	4/30/2015	(883)	25.23